February 16, 2007

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention: Terence O’Brien, Branch Chief

Re:	Matrix Service Company

Form 10-K for the fiscal year ended May 31, 2006

Filed on August 4, 2006

File No. 1-15461

Ladies and Gentlemen:

The purpose of this letter is to respond to your comments regarding the Annual Report on Form 10-K for the fiscal year ended May 31, 2006 filed by Matrix Service Company (the “Company” or “we”, “us” or “our”) as set forth in your letter of January 30, 2007. Our response to each of your comments is provided in bold, is preceded by your comment and is numbered to correspond to the numbers used in your letter.

Form 10-K for the year ended May 31, 2006

Note 4. Goodwill, page 62

1.	Your disclosures here and elsewhere throughout your filing do not appear to fully explain your third quarter 2005 goodwill impairment charge of $25.0 million. Given the significance of this charge, substantive, informative disclosure is required that clearly identifies the specific facts and circumstances that caused management to change its cash flow forecasts and recognize the impairment charge. In this regard, we note the requirements of paragraph 47a of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification. Please tell us and expand your disclosures throughout your future filings to clarify/address the following:

•

Disclose the estimated fair value versus the carrying value for your Construction Services segment as of February 28, 2005, and indicate whether such estimated fair value had been declining over the recent years.

The estimated fair value of the Construction Services segment as of February 28, 2005 was $32 million versus a carrying value of $57 million. The estimated fair value of the Construction Services segment had been increasing through fiscal 2004 as a result of improving operating results. The Company also completed a significant acquisition in the 4th quarter of fiscal 2003, which significantly expanded the operations of the Construction Services segment.

Construction Services – Operating Results – Fiscal 2001 to Fiscal 2004

(in millions)

	Fiscal 2001	Fiscal 2002	Fiscal 2003	Fiscal 2004
Revenue	$75.8	$116.0	$171.0	$429.6
Gross Profit	7.4	10.9	18.7	27.6
Operating Income	1.2	2.5	7.3	8.5

In future filings, we will include the estimated fair value compared to the carrying value for our Construction Services segment as of February 28, 2005 in disclosures of the $25 million impairment charge recorded in the third quarter of fiscal 2005.

•

We note on page 28 in MD&A that a third quarter 2005 review was performed due to “impairment indicators related to liquidity issues and operating results”. Describe the impairment indicators in more detail and discuss when these changes in circumstances occurred.

There were several factors present which we considered as indicators of a potential impairment including a decline in fiscal 2005 forecasted results, liquidity issues, and changes to business plans as a result of a restructuring plan.

The Construction Services segment experienced growth through the end of fiscal 2004. However, one issue facing the Company at the beginning of fiscal 2005 was the replacement of large construction services projects for the power industry that were nearly complete. Management considered this issue as it prepared the fiscal 2005 budget. Although the Company expected to replace a significant portion of this work, it was not as successful as planned as the Company found it increasingly difficult to win new projects during fiscal 2005 due to the liquidity constraints described below.

As a result of contract disputes that arose in fiscal 2004 and that remained unsettled in fiscal 2005, the Company had utilized a majority of the borrowing capacity. Availability under the credit facility at February 28, 2005 totaled $6.1 million. This severely limited liquidity to fund working capital for new projects. The unsatisfactory operating results in fiscal 2005 combined with the high level of borrowing made the Company’s efforts to restructure its senior credit facility very difficult. At the beginning of fiscal 2005, the Company planned to refinance its credit facility in the first half of the year, but due to negative operating trends the refinancing remaining uncompleted through the 3rd quarter of fiscal 2005.

In connection with the Company’s restructuring efforts, in March 2005, the Company’s Board of Directors appointed a new Chief Executive Officer and continued a restructuring program included steps to reduce its cost structure and improve operating results. This restructuring plan was expected to include workforce reductions and changes to business plans, including the consolidation or closure of certain facilities or business lines and the sale of non-core assets.

As a result of these developments, the Company no longer expected its long-term business model to produce the same results that were anticipated when the May 31, 2004 impairment analysis was completed, and the Company determined that a new impairment analysis was required.

•

Your critical accounting estimates section should disclose: significant assumptions related to your estimates, uncertainties associated with your assumptions, and risks of changes to your assumptions; and a sensitivity analysis depicting the effect of a change in these assumptions.

In future filings, we will expand our critical accounting policy disclosures for goodwill to include expanded discussion of the significant assumptions included in our estimates, the uncertainties and risks associated with those assumptions, and a sensitivity analysis of the significant assumptions. The future disclosure follows:

Goodwill and intangible assets with indefinite useful lives are not amortized and are tested at least annually for impairment. We perform our annual analysis during the fourth quarter of each fiscal year and in any other period in which indicators of impairment warrant an additional analysis. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill is evaluated for impairment by first comparing management’s estimate of the fair value of a reporting unit with its carrying value, including goodwill. Reporting units for purposes of goodwill impairment calculations are our reportable segments.

Management utilizes a discounted cash flow analysis to determine the estimated fair value of our reporting units. Judgments and assumptions related to revenue, gross margins, operating expenses, interest, capital expenditures, cash flow and market assumptions are inherent in these estimates. As a result, actual results will differ from the estimates utilized in our discounted cash flow analysis. Use of alternate judgments and/or assumptions could result in a fair value that differs from our estimate and ultimately result in the recognition of impairment charges in the financial statements.

As a result of these uncertainties, we utilize multiple scenarios and assign probabilities to each of these scenarios in our discounted cash flow analysis. The results of the discounted cash flow analysis are then compared to the carrying value of the reporting unit. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its related carrying value. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount of the excess. If an impairment charge is incurred, it would negatively impact our results of operations and financial position.

At the end of the third quarter of fiscal 2005, we conducted an impairment analysis due to the existence of several indicators of impairment. The impairment indicators stemmed primarily from a decline in operating results and the continuation of several large contract disputes, which:

•	increased our overhead costs;

•	reduced our cash flow from operations;

•	caused us to maintain higher than anticipated borrowings under our credit facility;

•	inhibited our ability to refinance our credit facility;

•	increased the likelihood that we would be unable to achieve long-term revenue and cash flow targets;

•	reduced our borrowing capacity available to fund new working capital requirements and inhibited our ability to bid on new projects; and

•	caused us to initiate restructuring plans, which included the sale of revenue generating assets.

As a result of the impairment analysis, which took into account the liquidity conditions described above, a $25 million goodwill impairment charge was recorded in our Construction Services segment at February 28, 2005 as the carrying value of $57 million exceeded the fair value of $32 million.

As a result of improved operating results over the past several quarters, the resolution of most of our large, disputed contracts and the expansion and extension of our credit facility in December 2006, we do not currently anticipate another goodwill impairment. However, certain events may occur that might adversely affect the reported value of goodwill. Such events could include, but are not limited to, strategic decisions made in response to economic or competitive conditions, a significant change in the project plans of our customers, the economic condition of the customers and industries we serve, and a material negative change in the relationships with one or more of our significant customers. If our judgments and assumptions change as a result of the occurrence of any of these events or other events that we do not currently anticipate, our expectations as to future results and our estimate of the implied value of one or more of our reporting units also may change. For example, a change in an assumption or assumptions that causes a 10% reduction in the estimate of future cash flows of a reporting unit would result in an approximate 10% reduction in the fair value of the reporting unit.

•	Discuss the significant, critical accounting assumptions that differed between the impairment tests conducted at May 31, 2004 and February 28, 2005, and the basis for these assumptions at each date.

The primary changes in our assumptions used in our impairment test conducted as of February 28, 2005 as compared to the impairment test conducted as of May 31, 2004 were lower estimated cash flows and more conservative growth assumptions. The changes in these assumptions were the result of lower than expected operating income, continued decline in the Company’s forecasted cash flows, liquidity issues and changes to business plans as a result of a restructuring plan. In addition, the operating and liquidity issues were making it difficult for the Company to restructure its debt and capital structure.

We utilized our fiscal 2005 budget as the basis for our assumptions at May 31, 2004. The budget was completed in the 4th quarter of fiscal 2004 and included a revenue estimate of $286.4 million and estimated operating income of $8.4 million for the Construction Services segment. The budget assumed the replacement of certain nearly completed large projects. The discounted cash flow model also included the following growth and probability assumptions which were applied to the fiscal 2005 budget:

Growth	Probability
0%	10%
5%	30%
10%	50%
15%	10%

We utilized our reforecast completed in March 2005 as the basis for our assumptions at February 28, 2005. The reforecast provided that Construction Services revenue would be only $212 million for fiscal 2005, which was 25% below the original budget. The decrease in revenue combined with poor project execution, resulted in a reduction in estimated operating income from $8.4 million to near zero for the segment. It was also becoming apparent that the liquidity issues facing the Company were beginning to impact the long term growth potential of the Construction Services segment. The discounted cash flow model also included the following growth and probability assumptions which were applied to the fiscal 2005 reforecast:

Growth	Probability
-5%	25%
0%	50%
5%	20%
10%	5%

2.	There is a concern that investors may have been surprised by the $25.0 million impairment charge, which accounted for 64% of fiscal year 2005 operating loss. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB Topic 5:P.4. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.” We note the following:

•

In reading your prior disclosures, there does not appear to be any disclosure regarding the implications of adverse events and/or underperformance in your Construction Services segment. In fact, your Form 10-Q for the second quarter ended November 30, 2004 stated that, “Construction Services gross margins increased from 7.2% in the second quarter of fiscal 2004 to 9.1% in the second quarter of fiscal 2005 as large low margin power projects performed by our Eastern operations in fiscal 2004 were partially replaced with higher-margin Other Industries work in fiscal 2005.” You also indicated that Construction

Services revenues had decreased primarily due to lower revenues from the Power Industry as a result of the completion of two large power projects performed by your Eastern operations in fiscal 2004 that were not replaced dollar for dollar in the first half of 2005. These disclosures may indicate to an investor that management had no uncertainties with regard to the recoverability of Construction Services’ long-lived assets, particularly goodwill.

•

Your Critical Accounting Policies in your Form 10-Q for the quarter ended November 30, 2004, as well as in your May 31, 2006, Form 10-K contains the following boilerplate type disclosure: “Management utilizes a discounted cash flow analysis to determine the estimated fair value of our reporting units. Judgments and assumptions related to revenue, gross margins, operating expenses, interest, capital expenditures, cash flow and market assumptions are inherent in these estimates. As a result, use of alternate judgments and/or assumptions could result in a fair value that differs from our estimate and ultimately results in the recognition of impairment charges in the financial statements…We perform our annual analysis during the fourth quarter of each year and in any other period in which indicators of impairment warrant an additional analysis.” We note that you did not provide any disclosure regarding whether the fair values of your long-lived assets were declining and/or whether fair values were sufficiently close to carrying value to warrant concern regarding potential future impairment. The lack of this disclosure may indicate to an investor that the estimated fair value of the reporting unit exceeded the carrying value in a sufficient amount that goodwill impairment was not reasonably possible.

Therefore, please clarify for us why there was no specific, prior disclosure regarding a material uncertainty over the recoverability of the Construction Services goodwill asset. Describe the specific factors considered by management at May 31, 2004, in assessing the likelihood of future goodwill impairment.

The Company believes that all disclosures, including disclosures prior to the impairment, were appropriate and in accordance will all applicable legal requirements and accounting standards and were based on the best information available at the time of the financial statement filings. Below is a chronological discussion of the facts and circumstances, and management’s interpretations thereof, from the Fiscal Year 2004 impairment analysis through the 2nd quarter of Fiscal 2005, which is the quarter immediately prior to the impairment charge. Disclosures regarding both goodwill and the Construction Services Segment results are included in the discussion.

May 31, 2004

The annual impairment analysis was performed as described in Note 1 of the Company’s Form 10-K for the fiscal year ended May 31, 2004 (the “Fiscal 2004 10-K”). In performing the analysis the following factors were considered:

•

As prescribed in SFAS 142 paragraph 18 and disclosed in Note 1 of our May 31, 2004 Form 10-K, the goodwill was allocated to the reporting unit level based on the relative fair values at the time the assets were acquired. The impairment analysis was then performed at the reporting unit level.

•

Since there were no readily available 3rd party market values, fair values were estimated based on the present value of estimated future cash flows. Fiscal Year 2005 (Year 1) cash flows were based on the Fiscal Year 2005 Budget. Various assumptions were then made as to the annual change in cash flows based on past experience and future expectations. These assumptions were then weighted based on the Company’s assessment of the likelihood of each.

Calculations were then performed utilizing various timeframes, assumptions on terminal values of the segment assets, and a probability weighted cash flow change assumption.

Based on the analysis performed, the weighted average fair value of the Construction Services segment exceeded its carrying value by a range of $17.4 million to $50.2 million. Therefore, application of SFAS 142 indicated that no impairment existed at May 31, 2004, nor did an impairment appear to be likely or imminent.

As indicated below, we had completed the first quarter reforecast prior to the filing of the Fiscal 2004 Form 10-K. The first quarter reforecast did indicate that some deterioration of the Construction Services segment was expected to occur in fiscal 2005. However, at this time, management believed the long-term prospects for the Construction Services segment had not deteriorated and that the decrease in expected fiscal 2005 revenues, gross margins and net income was related primarily to the timing of the start-up of projects (i.e. some projects were slipping into fiscal 2006).

Construction Services Variance – 2005 Budget to 1Q05 Reforecast

(in millions)

Timing	2005 Budget May/June 2004	1Q05 Reforecast July 2004	Variance
Revenue	$286.4	$257.8	$(28.6)
Gross Margin	33.6	25.0	(8.6)
Net Income	8.4	4.8	(3.6)

In addition, the Company included the following Risk Factor discussion in the Fiscal 2004 Form 10-K:

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

Tp prepare financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. Areas requiring significant estimation by our management include:

•	contract expenses and profit and application of percentage-of-completion accounting;

•	costs and estimated earnings in excess of billings on uncompleted contracts;

•	provisions for uncollectible receivables and other collection disputes with customers for invoices amounts;

•

the amount and collectibility of claims against customers, third-party suppliers, subcontractors and others for increased costs incurred by us that were caused by the actions or inactions of these parties, such as increased costs due to delays in their performance or to the failure of machinery, equipment and supplies to perform to agreed specifications;

•	provisions for income taxes and related valuation allowances;

•	recoverability of goodwill;

•	valuation of assets and liabilities assumed in connection with business combinations; and

•	accruals for estimated liabilities, including litigation and insurance reserves.

Our actual results could differ from these estimates.

If we must write off a significant amount of intangible assets, our earnings will be negatively impacted.

Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. Goodwill was approximately $49.7 million, or 22.4% of our total assets, as of May 31, 2004. If we make additional acquisitions, it is likely that we will record additional intangible assets. A determination that a significant impairment has occurred in the value of our unamortized intangible assets could require us to write off a substantial portion of our assets. Such a write-off could materially adversely affect our financial condition and results of operations.

Based on our belief at the time the Fiscal 2004 Form 10-K was filed that a material impairment was not reasonably likely to occur in the near future, we believe that our risk factor and other disclosures regarding the amount of our goodwill and the possibility of a material impairment at some future date was appropriate and adequate and in compliance with all applicable legal and accounting guidance.

August 31, 2004

The Company’s 1st Quarter Form 10-Q for the three months ended August 31, 2004 was filed on October 7, 2004. The 2nd quarter reforecast was completed in September. As indicated below, expected annual results for the Construction Services segment in the 2nd quarter reforecast were less than originally budgeted. However, the change between 1st and 2nd quarter reforecasts for both revenues and gross margins were not significant. The most significant change related to increased SG&A expense that was expected to be incurred in connection with collection efforts on Construction Services contract disputes which decreased the reforecasted net income.

Construction Services- Budget/1Q05 Reforecast/2Q05 Reforecast

(in millions)

Timing	2005 Budget May/June 2004	1Q05 Reforecast July 2004	2Q05 Reforecast September 2004
Revenue	$286.4	$257.8	$256.0
Gross Margin	33.6	25.0	24.2
Net Income	8.4	4.8	3.1

The Outlook discussion included in the MD&A section of the Company’s 1st quarter Form 10-Q stated the following regarding Construction Services segment results and the outlook for the rest of the fiscal year:

The softness in the first quarter was more severe than anticipated, as our client base remained reluctant to take equipment out of service due to continued strong demand for product and storage capacity…

Although we are only one quarter in the new fiscal year, a number of factors are making our ability to provide yearly guidance very difficult. While we expect continued growth in repair and maintenance as well as improved construction services’ margins in our existing backlog, we remain uncertain about the timing of the large capital construction projects we are following. Delays in the start of these projects would result in a shortfall of construction service revenue in this fiscal year prolonging the current underabsorption of fixed costs. In addition, the more conservative approach we have taken to negotiating terms and conditions implemented in light of our prior year challenges is beginning to cost us some opportunities. We believe the strategy is sound though the short-term impact will make attaining our previous earnings guidance less likely. As a result, we believe a reduction to $0.45 to $0.55 per fully diluted share on revenue of $425 to $475 million from our prior guidance of $0.60 to $0.70 per fully diluted share is appropriate.

In addition, the Construction Services segment performance had worsened from the same period in fiscal 2004. As detailed in the 1st quarter 10-Q MD&A discussion, revenues decreased from $123.4 million in the 1st three months of fiscal 2004 to $44.3 million in the same period of fiscal 2005, gross profit declined from $10.7 million to $2.8 million and net income declined from income of $3.4 million to a loss of $0.9 million.

At this point, management believed that the decline in year over year quarterly revenue was due to significant power projects completed in fiscal 2004 that were not replaced and the timing of future capital projects. This is supported by the fact that our Construction Services backlog had increased from $85.7 million at May 31, 2004 to $115.9 million at August 31, 2004. Based on the above discussion, management did not believe that a known trend existed that was reasonably likely to have a material impact on the long-term prospects for the Construction Services segment or on our financial position, future operating results, liquidity or recoverability of the Construction Services goodwill asset. Therefore, we believe that our 1st quarter 10-Q disclosures were appropriate.

November 30, 2004

The second quarter Form 10-Q for the 3 and 6 months ended November 30, 2004 was filed on January 6, 2005. The 3rd quarter reforecast was completed in December of 2004. The reforecast showed an additional decline in expected fiscal 2005 segment revenues of $23.7 million, gross margins of $3.4 million and net income of $1.9 million. However, as shown below, 2nd quarter revenues and gross margins did not significantly deviate from management’s expectations in the 2nd quarter reforecast and were improved from the 1st quarter.

Construction Services – 1Q Actuals/2Q Actuals/2Q Reforecast

(in millions)

	1Q Actuals	2Q Actuals	2Q Reforecast	Variance 1Q to 2Q Actuals	Variance 2Q Reforecast to 2Q Actuals
Revenues	$44.3	$59.9	$63.2	$15.6	$(3.3)
Gross Margin	2.8	5.4	6.3	2.6	(.9)
Net Income	(.9)	.3	1.4	1.2	(1.1)

The Company disclosed the following in the Outlook section of the 2005 2nd fiscal quarter Form 10-Q:

Our second quarter results showed substantial improvement over the first quarter, although the additional costs associated with our collection efforts on disputed contracts continues to exceed estimates. We now expect a similar quarterly impact from these disputes until the matters are settled sometime this calendar year. Our consolidated margins also improved from the first quarter, but remain lower than forecast as the prolonged industry slow-down we experienced over the previous three quarters resulted in a more competitive pricing environment than anticipated. Construction Services continues to see start dates slip into fiscal 2006 for our current backlog as well as projects we are bidding or following. We have mitigated this trend by replacing these revenues with low-risk, lower-margin maintenance contracts in both the Downstream Petroleum and Power Industries. These long-term contracts provide us with a continuity of work to help absorb fixed costs. This strategy should allow us to retain key personnel to support the increased Construction Services activity we anticipate over the next few years.

Our backlog continues to increase and stood at $147.9 million at November 30, 2004. We still believe our revenue guidance of $425 million to $475 million is attainable, as the Company has been awarded a number of terminal expansions and modification projects as well as longer-term maintenance contracts. However, we believe that the continued financial drain related to our collection efforts and the current mix of work will result in annual earnings of $0.20 to $0.30 per fully diluted share for the fiscal year ending May 31, 2005 versus our prior guidance of $0.45 to $0.55.

As detailed in the 2nd quarter fiscal 2005 10-Q MD&A discussion, revenues decreased from $249.4 million in the 1st 6 months of fiscal 2004 to $104.3 million in the same period of fiscal 2005, gross profit declined from $18.9 million to $8.2 million and net income declined from income of $5.9 million to a loss of $0.6 million.

At this point management believed that the decline in year over year revenue was due to significant power projects completed in fiscal 2004 that were not replaced. Regarding the overall decline in expected fiscal 2005 results, management believed that, consistent with guidance supplied in the Outlook section of the 2nd Quarter Form 10-Q, the decrease was due to the timing of our customers’ capital projects. This was also supported by the increase in Construction Services backlog from $85.7 million at May 31, 2004 to $116.0 million at November 30, 2004. Although there was concern over the 2nd half of the year, management believed that the performance of the Construction Services segment, particularly in fiscal 2006 and beyond, would be more than adequate to support the carrying value of the Construction Services goodwill and that no known trend or uncertaintyexisted that was reasonably likely to have a material impact on our financial position, future operating results, or liquidity. Therefore, we believe that our 2nd quarter 10-Q disclosures were appropriate.

Note 5. Debt, page 62

3.	We note your discussion of the registration rights agreement entered into in connection with the private placement of $30 million of your convertible notes. In future filings, please comply with the disclosure requirements of paragraph 12b-d of FSP EITF 00-19-2.

In future filings, we will expand our disclosure related to our convertible notes in accordance with paragraph 12b – d of FSP EITF 00-19-2, which was issued December 21, 2006. Based on the current $15 million balance of outstanding convertible notes, the first paragraph of our current convertible note disclosure is expected to be as follows:

Convertible Debt

In connection with the private placement of $30 million of five-year convertible notes, on April 25, 2005, we entered into a registration rights agreement with the investors in the convertible notes. The registration rights agreement requires us to use our best efforts to keep our registration statement, covering the resale of the shares of our common stock issuable upon conversion of the convertible notes, continuously effective until the earlier of (a) the date on which all of our common stock covered by such registration statement has been sold or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act of 1933, as amended, or (b) the fifth anniversary of the closing date. If we fail to satisfy our obligations under the registration rights agreement, we will owe the holders of the convertible notes as partial liquidated damages an amount in cash equal to 1% of the aggregate amount paid for the convertible notes for each such event, and thereafter on each monthly anniversary of each such event (if the applicable failure shall not have been cured by such date) until the applicable failure is cured, we will owe the note holders an amount in cash equal to an additional 1% of the aggregate amount paid for the convertible notes. The registration rights agreement provides that these payments are to be paid in cash. The agreement does not provide for any other settlement alternatives. As the Company believes likelihood of the

Company having to make payments under this provision of the registration rights agreement is remote, it has not recorded a liability for the potential obligation. In the event the Company would be required to make payments under the provision, based on the principal amount of the convertible notes currently outstanding, the initial payment and each subsequent monthly payment would be $150,000 for up to 36 months.

In connection with our response to your comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of our response and would be pleased to discuss our responses with you at your convenience. Please feel free to call me at (800) 866-8822 at any time.

Very truly yours,

George L. Austin

Vice President – Finance

Chief Financial Officer

cc:	Jenn Do, Securities and Exchange Commission

Robert Morgan, Deloitte & Touche LLP

Mark Berman, Conner & Winters, LLP